[LETTERHEAD OF CONSTELLIUM N.V.]

November 10, 2014

VIA EDGAR

Terence O’Brien

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.W.

Washington, DC 20549

Re:	Constellium N.V.

Form 20-F for Fiscal Year Ended December 31, 2013

Filed April 22, 2014

Response dated September 15, 2014

File No. 1-35931

Dear Mr. O’Brien:

Set forth below are responses of Constellium N.V., a company incorporated in the Netherlands (the “Company” and, together with its subsidiaries, “Constellium”), to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) that you provided in your letter, dated October 10, 2014, with respect to the Company’s annual report on Form 20-F referenced above (the “Form 20-F”). For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s response. All references to page numbers and captions correspond to the Form 20-F for the fiscal year ended December 31, 2013, unless otherwise specified.

Item 5. Operating and Financial Review and Prospects, page 53

Results of Operations, page 59

1.	We note the draft disclosure you provided in response to comment 4 in our letter dated August 19, 2014. Please expand your disclosure to provide an analysis of each of the factors listed as materially impacting your effective tax rate. For example, it is unclear what the specific movements in the recognition of deferred tax assets are. Please provide us with the expanded disclosure you would have included in your 2013 Form 20-F.

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The Company acknowledges the Staff’s comment and will expand the disclosure to provide an analysis of the factors impacting our effective tax rate. Although our future disclosure will be dependent on the facts and circumstances of each period, the following would be the expanded disclosure for the fiscal period 2013 on pages 64 and 65 of our Form 20-F (new text is underscored):

“An income tax charge of €39 million was recognized for the year ended December 31, 2013, from €46 million for the year ended December 31, 2012. The effective tax rate for the year ended December 31, 2013 was 29% compared to 24% for the year ended December 31, 2012. This 5 percentage point increase in our effective tax rate reflects the following:

•	the 2012 effective tax rate was favorably impacted by the use of unrecognized deferred tax assets, resulting in a 14 percentage point increase in 2013. The use of unrecognized deferred tax assets in 2012 resulted from the gain on Ravenswood OPEB pension plan amendments.

•	a 6 percentage point favorable impact from increases in tax credits and reimbursements, primarily with respect to our operations in the United States; and,

•	a 3 percentage point favorable impact from the mix of profits as a result of a lower weight of profits in higher tax rate jurisdictions (most notably the United States).

Note 2 – Summary of Significant Accounting Policies, page F-9

2.4 Presentation of the Operating Performance of each Operating Segment and of the Group, page F-10

2.	We note from recent earnings call transcripts that you referenced EBITDA by “market” (e.g., aerospace, body-in-white, automotive extrusions) on multiple occasions. Please reconcile these references to your statement in your response to comment 6 in our letter dated August 19, 2014 that the CODM does not receive profitability or cash flow metrics on a markets basis nor on a key product basis as your financial systems and financial reporting are not set up to record this. In your response, provide us with the reports the CODM regularly reviews from fiscal years 2012 through 2014 and describe to us any other financial information regularly provided to the CODM through meetings or otherwise that is not captured within such reports.

We respectfully confirm to the Staff that, as stated in our response to comment 6 in our letter dated September 15, 2014, our Chief Operating Decision Maker (“CODM”) does not receive profitability or cash flow metrics breaking down the Company’s total results on a market basis (Aerospace, Automotive, Packaging) nor on the basis of the key products listed on page 28 of our Form 20-F. Our CODM reviews reports in which our business activities are presented in several different ways, such as by business unit and within each business unit. Notably, discrete financial information is provided to our CODM under the following three different reporting views:

By business units:

•	Aerospace & Transportation (“A&T”)

•	Packaging & Automotive Rolled Products (“P&ARP”)

•	Automotive Structures & Industry (“AS&I”)

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    and, within each business unit:

By plants (for example):

•	Issoire

•	Ravenswood

•	Neuf Brisach

•	Singen

•	Decin

•	Sierre

By product lines (for example):

•	A&T aero

•	A&T non-aero

•	Rigid packaging

•	Body-in-white

•	Customized solutions

•	Extrusion soft alloys

•	Extrusion hard alloys

•	Extrusion automotive structures

The statements referenced in the Staff’s question were made by our CEO based on, or derived from, the information by product lines that is provided to him. We at times disclose information in relation to some of our markets or product lines when we believe that information is helpful to investors. This disclosure has historically been limited to revenue and adjusted EBITDA, which is in line with the discrete information available internally.

We respectfully advise the Staff that we have considered the guidance in IFRS 8 paragraph 8, which states that “If the chief operating decision maker uses more than one set of segment information, other factors may identify a single set of components as constituting an entity’s operating segments, including the nature of the business activities of each component, the existence of managers responsible for them, and information presented to the board of directors.”

After considering the following factors, we have concluded that the “business unit view” constitutes our operating segments:

•	Nature of business activities: Our three business units are made up of logically organized and homogeneous business activities structured around similar industrial processes (see our response to the Staff’s comment #3 below).

•	Existence of segment managers: Each of our business units is managed by a business unit President (“BU President”) reporting directly to the CODM, whereas product lines do not necessarily have a separate manager and if they do, the manager reports to the BU President not to the CODM. Plant managers report to BU Presidents, but not to the CODM. The BU Presidents are directly responsible for all operational, commercial and financial activities of their business unit.

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•	Information presented to the Board of directors: Out of the different reporting views presented to our CODM the “business unit view” is the only one that is reported to our Board of directors.

In addition, our CODM uses the information by Business Unit to assess performance and allocate resources, but not the information by plant and product line which is being provided to him on a supplemental basis and primarily used by the BU Presidents to manage their respective business units.

We also note that historically, discrete financial information by plants or product lines has not been consistently presented to our CODM period over period and has been evolving over time (for example, different groupings or classifications), whereas information by business unit has been systematically and consistently presented to the CODM on a regular basis.

Our CODM is provided with the following information packages which are presented to him during monthly review meetings:

•	Financial Review Operations Committee

•	AS&I Operating Review

•	P&ARP Operating Review

•	A&T Operating Review

We have submitted on a supplemental basis, and are separately requesting confidential treatment of, certain reports provided to our CODM that we believe are indicative of the reports the CODM regularly reviews.

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3.	We note from your response to comment 6 in our letter dated August 19, 2014 that each of your business units is managed by a segment manager reporting directly to the CEO. Please explain to us the reasons why your organization is structured as it is. In this regard, tell us the business reasons for having one president responsible for Aerospace & Transportation, another responsible for Packing & Automotive Rolled Products, and a third responsible for Automotive Structures & Industry. In addition, describe to us the synergies associated with combining responsibility for the respective markets in the manner that you have.

The Company has been organized on a business unit basis since its formation in January 2011 (historically, the predecessor companies of Constellium had a similar organization). This organization is designed around similarities in our industrial processes, products, applications and customer base.

Each of our business units combines dedicated plants using similar industrial processes, producing similar classes of products and serving similar types of customers, as illustrated by the following chart:

Main plants	Industrial process	Main products	Main applications	Main customers	Business Units

Singen Extrusion (1)	Extrusion	Extrusions	Automotive Transportation Industry	Automotive OEMs, (3) Stadler, CA F	AS&I
Sierre Extrusion (2)
Gottmadingen
Decin

Neuf Brisach	Thin-gauge rolling	Coils/sheets	Packaging Automotive	Can makers, Automotive OEMs (3)	P&ARP
Singen Rolling (1)

Ravenswood	Thick-gauge rolling	Plates/sheets	Aerospace, Transportation Industry	Aerospace OEMs, Ryerson, Amari ThyssenKrupp, FreightCar America	A&T
Issoire
Sierre Rolling (2)

1)	Although these two plants are located on the same site in Singen (Germany), they are clearly distinct plants and only share site infrastructure (such as security, roads)
2)	Although these two plants are located on the same site in Sierre (Switzerland), they are clearly distinct plants and only share site infrastructure (such as security and roads)
3)

Although the extruded products from our AS&I and the thin-gauge rolled products from our P&ARP business units are both sold to Automotive OEMs, we consider that we have two distinct classes of customers as the AS&I extruded products and the P&ARP thin-gauge rolled products are typically sold to different groups within the OEMs’

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organizations. Thin-gauge rolled products are purchased by the OEM’s department in charge of raw material purchases whereas extruded products are generally considered as vehicle components and their purchase involves other groups within the purchasing, engineering and quality departments. In addition, our involvement with the OEMs in the sales cycle takes place at different points of the vehicle development cycle (commercial contracts for extruded products tend to be negotiated approximately three years prior to start of production whereas commercial terms for thin-gauge rolled products are typically negotiated 18 months prior to start of production).

Industrial Processes: Each of our plants is dedicated to only one of our industrial processes (extrusion, thin-gauge rolling and thick-gauge rolling).

•	Our AS&I business unit combines plants producing extruded products. Aluminum extrusion is a technique used to transform aluminum billets into objects with a definitive cross-sectional profile. In this process, heated aluminum is forced through a die.

•	Our P&ARP business unit combines plants producing thin-gauge rolled products. The rolling process consists of passing aluminum through a hot rolling mill and then transferring it to a cold rolling mill in order to reduce the thickness of the metal. The thickness of our P&ARP products typically ranges from 300 microns to a maximum of 2 millimeters. The industrial process is designed to produce high volumes of thin-gauge products at a high speed and with a focus on surface quality (which is apparent in our customer’s end products such as a beverage can or the body of a car), thickness tolerance and flatness.

•	Our A&T business unit combines plants producing thick-gauge rolled products. The industrial process in our A&T business unit shares some characteristics with the process in our P&ARP business unit described above as both business units are rolling metal. However, there are fundamental differences between the rolling operations of our P&ARP business unit and those of our A&T business unit. Notably, in the A&T business unit, the thickness of the end product is different and typically ranges from 10 millimeters up to 20 centimeters and above. Also, compared to our PAR&P industrial process, our A&T process is designed to produce smaller volumes of thicker products at a slower speed and with a focus on the metallurgical and mechanical qualities of the products (note that surface quality for our A&T products is not a priority as these products are typically heavily machined by our customers prior to being used). As an illustration of how the focus on the metallurgical and mechanical qualities of the product (as opposed to the surface aspect) impacts our industrial processes, we note that unlike P&ARP products A&T products are subject to quenching and, in order to relieve internal structural stress, require heavy stretching.

Products: Our products are divided into three main categories: extruded products, thick-gauge rolled products and thin-gauge rolled products. Extruded products are only produced and sold by our AS&I business unit (with the minor and clearly immaterial exception of our Montreuil-Juigné plant which reports under A&T). Our P&ARP business unit produces thinner products

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such as coils and sheets for can body stock, closures, automotive body-in-white, heat exchangers and reflective sheeting. Our A&T business unit is mainly dedicated to the production of thicker plate and sheet products (generally ranging from10-20mm to above 20 centimeters). In addition, we have historically developed new products on a business unit by business unit basis

Type or class of our customer for the products: Our sales teams are set up on a business-unit basis and each of our business units have key customers. We consider the customers of each business unit to be a separate category and respond to the different needs of each of these categories of customers.

Because of the highly specialized nature of our plants and industrial processes, we do not have the capability to switch the production of segment specific products between our business units. We do not have significant synergies across our three business units outside of our procurement processes, primarily due to the difference in products and industrial processes as described above.

4.	We note on your website information by “Markets.” Please tell us how the products and services by “Markets” align with your three defined operating segments.

Our website displays the 10 markets in which we operate: aerospace, industry, automotive, building, transportation, renewable energy, distribution, sports and leisure, defense and packaging. The purpose of this information is to demonstrate the breadth of our customer and product offerings, while we operate primarily in three key markets: aerospace, automotive and packaging (as indicated in our response to question 3). Our website is designed to be helpful to a wide range of constituents and, in particular to customers. For this reason, our products are described and organized in our website in a way in which a wide variety of customers might identify how we might serve them. This information is not for internal management purposes and does not purport to describe how we manufacture our products or organize our business.

The information by “Markets” from our website reconciles to our operating segments as follows:

Aerospace
Commercial Aircraft	A&T
Military Aircraft	A&T
Space	A&T

Industry
Aluminum in electronics	AS&I
Mechanical engineering	AS&I / A&T
Aluminum molds	AS&I / A&T
Semiconductors and flat panels	AS&I / A&T
Profiles, tubes and bars	AS&I / A&T
Sheets for industrial use	P&ARP

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Automotive
Crash management systems	AS&I
Other safety components	AS&I
Cockpit carriers	AS&I
Body-in-White structures	AS&I
Body-in-White sheets	P&ARP
Heat exchangers	P&ARP
Tubes, bars, and profiles	AS&I / A&T
Decorative uses	P&ARP
Sheets for equipment parts	P&ARP

Building
Solar energy	A&SI
Sheets	P&ARP
Profiles, tubes, and bars	AS&I

Transportation
Rail	AS&I / A&T
Bus	AS&I
Power rail	AS&I
Commercial vehicles	A&T
Leisure vehicles	A&T
Marine	A&T

Renewable energy
Solar	AS&I/ P&ARP
Wind	AS&I/ P&ARP
Distribution	P&ARP
Sports and Leisure	A&T

Defense
Military aircraft	A&T
Armored vehicles	A&T
Defense key products	A&T
Defense success story	A&T

Packaging
Food and beverage	P&ARP
Closures	P&ARP
Cosmetics	P&ARP
Foil packaging	P&ARP

Note 4 – Operating Segment Information, page F-23

5.	We note from your response to comment 10 in our letter dated August 19, 2014, that you believe the products within each reportable segment are similar because they

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are all made from aluminum. Please provide us an analysis of how you considered the similarity of products using the guidance in IFRS 8.12 (i.e., nature of products and services, nature of production processes, type or class of customer, distribution methods, regulatory environments). To the extent the products are not similar, provide the disclosures required by IFRS 8.32 for your various products and services. We refer you to your description of the reportable segments beginning on page 28 of your most recent Form 20-F.

We have assessed our products and believe that there is a basis for aggregation due to similar production processes and customers as outlined in our response to question 3. All our products are aluminium based and can be grouped into three categories that share common characteristics, production processes and customer bases: extruded products, thick-gauge rolled products and thin-gauge rolled products. These categories are aligned with our business unit organization, as described below:

•	Automotive Structures & Industry mainly produces and distributes extruded products.

•	Packaging &Automotive Rolled Products mainly produces and distributes thin-gauge rolled products such as can and closure stock, auto-body sheet or flexible packaging.

•	Aerospace & Transportation mainly produces and distributes thick-gauge rolled products such as plates and sheets.

Note 11 – Income Tax, page F-31

6.	We note the draft disclosure you provided in response to comment 11 in our letter dated August 19, 2014. Please expand this disclosure to explain the material causes for the changes between each period presented (e.g., changes in either tax rates or the mix of profits earned in different jurisdictions). Please refer to IAS 12.81(d) and .85 for guidance.

The Company acknowledges the Staff’s comment and will expand the disclosure to clarify whether the material causes for the change in our composite tax rate are changes in tax rates or changes in the mix of profits earned in the different jurisdictions in which we operate.

Although our future disclosure will be dependent on the facts and circumstances of each period, the following is the expanded disclosure for the fiscal period 2013 on pages F-31 of our Form 20-F (new text is underscored):

“Our composite statutory income tax rate of 36.0% in the year ended December 31, 2013 and of 38.6% in the year ended December 31, 2012 resulted from the statutory tax rates (i) in France of 38.0% in 2013 and 36.1% in 2012, (ii) in the United States of 40.1% in 2013 and 41.2% in 2012, (iii) in Germany of 29% in 2013 and in 2012 and (iv) in the Netherlands of 25% in 2013 and in 2012. The 2.6% decrease in our composite tax rate from 2012 to 2013 resulted from a lower weight of profits in higher tax rate jurisdictions most notably the United States.”

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Note 12 – Earnings Per Share, page F-31

7.	We note your response to comment 12 in our letter dated August 19, 2014. To help us better understand your position that Class B ordinary shares do not meet the definition of shares per IAS 33.19 - .29 for purposes calculating basic earnings per share, please provide us with the revisions to your disclosures in Notes 12 and 18 that you intend to include in future filings. In addition, clarify in your response and disclosures whether the holders of Class B ordinary shares participate in profits if they do not request that the shares be repurchased.

The Company acknowledges the Staff’s comment and will expand the disclosure to clarify the treatment of the Class B ordinary shares in the earnings per share calculation.

The following is the expanded disclosure for the fiscal year ended December 31, 2013 on page F-32 of Note 12 of our Form 20-F (new text is underscored):

“(A) Based on the total number of all classes of shares (former “A”, “B1” and “B2”) until our Initial Public Offering on May 22, 2013 (“IPO”, and on the total number of Class A ordinary shares from the IPO (See NOTE 18—Share Capital).

Prior to the IPO, the Class B ordinary shares were included in the basic and diluted earnings per share calculation as the Class A and B ordinary shares had equal rights to profit allocation and dividends and Class B ordinary shares, once issued, could not be repurchased nor cancelled by the Company without the consent of the holder.

In connection with our IPO, the Management Equity Plan (“MEP”) was frozen so that there could be no additional issuances or reallocations thereunder of Class B ordinary shares among MEP participants. In addition, from the date of the IPO, at the request of the MEP participants in certain circumstances, the Company is committed to repurchase these shares, and may subsequently cancel them (including the related accumulated rights to profit). In all other cases, Class B shares are ultimately converted into Class A shares.

Accordingly, from the IPO date, Class B ordinary shares have been excluded from the calculation of the weighted average number of ordinary shares used to calculate the basic earnings per share, but are included in the calculation of the weighted average number of ordinary shares used to calculate the diluted earnings per share.”

Finally, we respectfully advise the Staff that by the end of 2014, the Class B ordinary shares will have fully vested and thus been converted to Class A ordinary shares or repurchased by the Company.

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Note 18 – Share Capital, page F-39

8.	We note your response to comment 14 in our letter dated August 19, 2014. As previously requested, please expand your disclosures here and/or within Note 30 to clarify the conversion terms of the Class B ordinary shares (i.e., automatically converted into Class A ordinary shares once the vesting conditions disclosed within Note 30 on page F-66 have been met or the specific facts and circumstances the Class B ordinary shares are convertible into Class A ordinary shares).

The Company acknowledges the Staff’s comment and will expand the disclosure to clarify the conversion terms of the Class B ordinary shares. Although our future disclosure will be dependent on the facts and circumstances of each period, the following is the expanded disclosure for the fiscal year ended December 31, 2013 on page F-40 of our Form 20-F (new text is underscored):

“The Class A ordinary shares and Class B ordinary shares are entitled to an equal profit allocation.

At the applicable MEP interest vesting date (the vesting conditions being summarized in NOTE 30—Share Equity Plan), the related Class B ordinary shares are thereby converted into Class A ordinary shares. There are no other circumstances where Class B ordinary shares might be converted into Class A ordinary shares.

Class B ordinary shares that are not converted into Class A ordinary shares will be repurchased by Constellium N.V. and may be subsequently cancelled.”

Note 21 – Pension and Other Post-Employment Benefit Obligations, page F-45

9.	We note your response to comment 15 in our letter dated August 19, 2014. While we note that you have provided some information on a disaggregated basis, it remains unclear the specific facts and circumstances you considered in determining the reconciliation disclosures required by IAS 19.140 at a more disaggregated level is not material based on the guidance in IAS 19.138. Please advise or confirm to us that you will provide the reconciliation listed in paragraph 140 of IAS 19 at a disaggregated level (i.e., geographical locations, plan type, et cetera).

The Company confirms that the reconciliation required by IAS 19.140, on a plan-type level, will be provided in our next Form 20-F.

Note 25 – Deferred Income Taxes, page F-61

10.

We note the draft disclosure you provided in response to comment 18 in our letter dated August 19, 2014. The draft disclosure appears to be a description of the process management uses to evaluate deferred tax assets. As previously requested in future filings, please expand your disclosure to provide investors with a

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discussion of the company-specific facts and circumstances that led to your conclusion that €153 million of deferred tax assets will not be used before expiration resulting in the assets not being recognized in accordance with IAS 1.125. Please provide the expanded disclosure either here or within Note 2.6.

In response to the Staff’s comment we will include in future filings the following additional disclosure in Note 25 – Deferred Income Taxes, based on the facts and circumstances as of the date of our future financial statements (new text is underscored):

“Based on the expected taxable income of the entities, the Group believes that it is more likely than not that a total of €516 million (€497 million at December 31, 2012; €651 million at December 31, 2011) of deductible temporary differences, unused tax losses and unused tax credits will not be used. Consequently, net deferred tax assets have not been recognized. The related tax impact of €153 million (€175 million at December 31, 2012; €188 million at December 31, 2011) is attributable to the following:

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(in millions of Euros)	At December 31, 2013	At December 31, 2012
Tax losses	(62)	(40)
In 2013	—	(2)
In 2014	(2)	(2)
In 2015	—	—
In 2016	—	—
In 2017	(2)	(2)
In 2018 and after (limited)	(40)	(15)
Unlimited	(18)	(19)

Unused tax credits	—	—
Deductible temporary differences	(91)	(135)
Depreciation and Amortization	(9)	(14)
Pensions	(77)	(116)
Other	(5)	(5)

Balance at December 31	(153)	(175)

Substantially all of the tax losses not expected to be used reside in the Netherlands and in France.

The holding companies in the Netherlands have been generating tax losses over the past three years, and these holding companies are not expected to generate sufficient profits in the foreseeable future to utilize these tax losses before they expire in 2018, 2019 and 2020.

The tax losses not expected to be utilized in France relate to losses generated by certain of our French companies prior to joining the tax consolidation group created on January 1, 2012. Although tax losses do not expire in France and although the French tax consolidation group is profitable, tax losses generated prior to joining the tax group by loss-generating companies can only be utilized on a stand-alone basis. It is more likely than not that these loss-making companies will not be able to utilize their losses on a stand-alone basis in the foreseeable future. Consequently, the related deferred tax assets have not been recognized.

Substantially all the unrecognized deferred tax assets on deductible temporary differences on pension relate to the United States. In assessing the recoverability of these deferred tax assets we have carefully considered the available positive and negative evidence, and

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determined that the positive evidence (such as recent profits, which were positively impacted by non-recurring favourable items) is less objectively verifiable and still carries less weight than the negative evidence (such as long history of operating losses and lack of long term visibility on future operating profits) in the assessment of long term deferred tax asset recognition. Accordingly, the net long term deferred tax assets on pension have not been recognized.

We appreciate the opportunity to provide you with this additional information. If you have any questions, please do not hesitate to contact Karessa L. Cain at Wachtell Lipton, Rosen and Katz at (212) 403-1128, Rina E. Teran at the Company at (212) 675-5087 or the undersigned at +(33) 1 73 01 4089.

In responding to the Staff’s comments, the undersigned acknowledges on behalf of the Company that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Didier Fontaine

Didier Fontaine
Chief Financial Officer

cc:	Jeremy Leach (Constellium N.V.)

Rina E. Teran (Constellium N.V.)

Karessa L. Cain (Wachtell, Lipton, Rosen & Katz)